Amplitech Group, Inc.

620 Johnson Avenue

Bohemia, NY 11716

February 11, 2021

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amplitech Group, Inc.
Registration Statement on Form S-1
File No. 333-251260

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amplitech Group, Inc. respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday, February 16, 2021, or as soon thereafter as possible.

Amplitech Group, Inc.

By:	/s/ Louisa M. Sanfratello
Name:	Louisa M. Sanfratello
Title:	Chief Financial Officer